May 27, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Matthew Spitzer

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Mr. Spitzer:

On behalf of News Corporation (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated May 1, 2009, relating to the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“Commission”) on August 19, 2008. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comments set forth in the Staff’s comment letter.

Schedule 14A

1. Please tell us whether you have amended Mr. DeVoe’s employment agreement to remove or modify the Non-NEO Equity Award matching provisions discussed in your correspondence to the staff dated January 12, 2009, February 17, 2009 and March 6, 2009. If so, please provide us with a copy of the amendment. If you have not amended the employment agreement, please provide the basis for your statement that Mr. DeVoe’s

News Corporation

May 27, 2009

employment agreement at the time of the Non-NEO Equity Award Program grants will not entitle him to a matching award.

The Company’s representation that the Non-NEO Equity Award matching provisions discussed in the Company’s correspondence to the Staff dated January 12, 2009, February 17, 2009 and March 6, 2009 will not be triggered for the fiscal year ending June 30, 2009 is based upon the proposed form of letter agreement that will be entered into between the Company and Mr. DeVoe. A copy of the form of letter agreement proposed by the Company to Mr. DeVoe is attached as an appendix to this letter. The Company expects to enter into the proposed form of letter agreement with Mr. DeVoe before the Non-NEO Equity Award Program grants are made for the fiscal year ending June 30, 2009. If the Company does not finalize the letter agreement and Mr. DeVoe receives an equity award for the fiscal year ending June 30, 2009 triggered by the Non-NEO Equity Award Program, the Company will disclose in its Compensation Discussion & Analysis for fiscal year 2009 the business unit-focused performance targets that triggered such award to Mr. DeVoe.

2. Please confirm that neither Mr. Chernin nor, to the extent his employment agreement has been amended, Mr. DeVoe will receive any compensation pursuant to the Non-NEO Equity Award matching provisions that is required to be disclosed for the fiscal year ended June 30, 2009.

The Company hereby confirms that neither Mr. Chernin nor Mr. DeVoe will receive any compensation pursuant to the Non-NEO Equity Award matching provisions that is required to be disclosed for the fiscal year ending June 30, 2009.

3. Please confirm that all performance targets related to the incentive compensation paid to Mr. DeVoe and Mr. Chernin (or his successor as a named executive officer) will be disclosed in your 2009 proxy statement.

The Company hereby confirms that, to the extent there are any performance targets related to any incentive compensation paid to Messrs. DeVoe and Chernin (or his successors as a named executive officer) for the fiscal year ending June 30, 2009, all such performance targets will be disclosed in the Company’s 2009 proxy statement.

* * * * * * * *

Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

APPENDIX

Form of Letter Agreement

[                         ], 2009

David F. DeVoe

Senior Executive Vice President and Chief Financial Officer

News Corporation

1211 Avenue of the Americas

New York, NY 10036

Dear Dave:

The purpose of this letter is to reflect our understanding that for purposes of Section 5 of that certain Employment Agreement, dated as of November 15, 2004, by and between News America Incorporated and yourself, as amended (the “Agreement”), you shall not be entitled to an award or grant of restricted share units for the fiscal year ending June 30, 2009 that is based upon the achievement of pre-determined business unit performance targets by any non-named executive officers of News Corporation. This letter shall not affect any other provision of the Agreement and shall not affect your eligibility to receive any equity awards in the discretion of the News Corporation Compensation Committee.

By counter-signing this letter agreement, you acknowledge and agree to be bound by the terms hereof.

Sincerely,

Andrew S.B. Knight
Chairman of the Compensation Committee
News Corporation

Acknowledged and Agreed:

David F. DeVoe

[Letterhead of News Corporation]

May 27, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Matthew Spitzer

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Mr. Spitzer:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated May 1, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2008 and definitive proxy statement on Schedule 14A, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova
Senior Vice President and
Deputy General Counsel
News Corporation